

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2024

Ed Kremer
Chief Financial Officer
Curaleaf Holdings, Inc.
666 Burrard Street, Suite 1700
Vancouver, British Columbia V6C 2XB

> **Re: Curaleaf Holdings, Inc.**
> **Form 40-F for the fiscal year ended December 31, 2023**
> **Filed March 7, 2024**
> **File No. 333-249081**

Dear Ed Kremer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Christine Taylor